Exhibit 99.2

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

February 16, 2007

Item 3 News Release

The news release dated February 16, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

February 16, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN CLOSES $15,571,875 NON BROKERED PRIVATE PLACEMENT
ANNOUNCES STRATEGIC INVESTMENT BY NEWMONT

February 16, 2007, Keegan Resources Inc. (the “Company” or “Keegan”) (TSX-VEN: KGN) is pleased to announce that it has completed the recently announced financing (the “Offering”) by placing 5,662,500 million Units at a price of Cdn. $2.75 per Unit to a number of accredited and institutional investors. Each Unit consists of one common share and one half of one non-transferable share purchase warrant entitling the holder to purchase, within twenty-four months, one additional common share of Keegan for each full warrant at a price of $3.25. The warrants are subject to an acceleration clause whereby if after nine months the shares of the Company trade above $4.00 for a period of 20 consecutive days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. All of the securities issued are subject to a four month resale restriction period.

Finder's fees of 6% in cash plus finder’s warrants equal to 10% of the Units placed will be payable to eligible finders in connection with the financing. The finder’s warrants will have the same terms as the warrants comprising the units.

Keegan is also pleased to announce that Newmont Canada Limited, an affiliate of Newmont Mining Corporation (“Newmont”), subscribed for 1 million Units under this Offering. After this Offering, on a fully diluted basis assuming all warrants are exercised Newmont will own approximately 5% of the Company. Newmont has also been granted the right to maintain its share ownership % as may exist at the time of subsequent financings up to a limit of 9.9% on a fully diluted basis. If Newmont, through subsequent market purchases or other means acquires 19.9 % of the fully diluted shares of Keegan it will be obliged to make a take over bid for all remaining shares of Keegan. No finder’s fees or finder’s warrants are payable with respect to Newmont’s participation in the Offering.

Newmont is one of the world’s largest gold producers with significant assets or operations on five continents. More importantly for Keegan, Newmont is an established, successful producer in Ghana with its world class Ahafo gold mine which has a plus 12 million ounce reserve and which poured its first ounce of gold in August 2006. Ahafo is projected to produce up to 500k ounces annually.

Keegan’s Asumura project is located 65km south of Ahafo along one of Ghana's prolific greenstone gold belts. Keegan has confirmed the size potential at Asumura by discovering three 2-8 km long soil anomalies coincident with major geophysical features in 2006. Keegan is currently compiling and interpreting the results of its first reconnaissance drill program in preparation for a second planned program in early 2007.

Net proceeds from the Offering will be used for exploration and drilling on Keegan’s Esaase and Asumura gold projects located in Ghana and for general working capital.

About Keegan Resources With a primary focus on established gold districts located in stable political environments, Keegan's seasoned exploration and management team have leveraged their collective experience and networks of contacts to efficiently assess, acquire and explore high quality, precious and base metal projects. With two active exploration programs in Ghana combined with an enviable capital structure the company is well positioned to deliver an active, exciting year for its investors.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For further information with respect to the financing contact Ivan Bebek, Corporate Finance ivan@keeganresources.com.

For further information with respect to the Newmont transaction and other corporate development matters Contact: Shawn Wallace, Corporate Development, 604-603-0891.

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forwardlooking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.